Exhibit 99.1

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

STAGE STORES TO EXTEND FILING DATE OF ITS 2004 FORM 10-K UNDER RULE 12b-25

-- Company Anticipates Filing On or Before April 29, 2005 --

HOUSTON, TX, April 14, 2005 - Stage Stores, Inc. (Nasdaq: STGS) today announced that it has filed a Form 12b-25 with the Securities and Exchange Commission for a 15-day extension of the April 14, 2005 filing deadline for its 2004 Annual Report on Form 10-K. The Company currently expects to file its 2004 Annual Report on Form 10-K on or before April 29, 2005. If a completed Annual Report on Form 10-K is filed within 15 days after filing a Form 12b-25, the Annual Report is deemed to be timely filed.

As noted in the Form 12b-25 filing, the Company has experienced delays in completing the preparation and review of its consolidated financial statements due to its previously announced restatements related to the changes in its lease accounting practices.

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 537 stores located in 29 states. The Company operates under the Stage, Bealls and Palais Royal names throughout the South Central states, and under the Peebles name throughout the Mid-Atlantic, Southeastern and Midwestern states. For more information about Stage Stores, visit the Company's web site at www.stagestoresinc.com.

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